

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2015

Hill International, Inc.
John Fanelli III, Chief Financial Officer
One Commerce Square
2005 Market Street, 17th floor
Philadelphia, PA 19103

> **Re:** **Hill International, Inc.**
> **Form 10-K**
> **Filed March 13, 2015**
> **Form 10-Q**
> **Filed May 11, 2015**
> **Definitive Proxy Statement**
> **Filed April 30, 2015**
> **File No. 1-33961**

Dear Mr. Fanelli:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief